Exhibit 21.1

List of Subsidiaries

1.	Aeolus Pharmaceuticals, Inc., a Delaware corporation.

2.	Incara Development, Ltd., a Bermuda corporation.

3.	CPEC LLC, a Delaware limited liability company of which the Registrant owns 35% of the equity capital.